Exhibit 12.1




                                  Certification
              Pursuant to Section 906 of the Sarbanes-Oxley Act of
       2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title
                             18, United States Code)

     Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), each of the undersigned officers of Grupo Radio Centro, S.A. de C.V., a foreign corporation (the "Company"), does hereby certify, to such officer's knowledge, that:

     The Annual Report on form 20-F for the year ended December 31, 2002 (the "Form 20-F") of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Form 20-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: June 30, 2003

                                             /s/    Carlos Aguirre Gomez
                                             ----------------------------
                                                    Carlos Aguirre Gomez
                                                    General Director
Dated: June 30, 2003

                                             /s/   Pedro Beltran Nasr
                                             ------------------------------
                                                   Pedro Beltran Nasr
                                                   Chief Financial Officer



     A signed original of this written statement is required by Section 906 has been provided to Grupo Radio Centro and will be retained by Grupo Radio Centro and furnished to the Securities and Exchange Commission or its staff upon request.